

June 23, 2021

Joseph B. Zanco
President and Chief Executive Officer
Catalyst Bancorp, Inc.
235 N. Court Street
Opelousas, Louisiana 70570

> **Re: Catalyst Bancorp, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed June 9, 2021**
> **File No. 333-254200**

Dear Mr. Zanco:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our April 7, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

Comparison of Operating Results for the Three Months Ended March 31, 2021 and 2020
Non-Interest Expense, page 54

1.  We note your disclosure describing the recent discovery of an apparent fraud involving the hacking of a customer's email account and subsequent unauthorized transfer of funds, which is expected to result in an approximate $116,000 ($92,000 net after tax) charge to earnings in the quarter ended June 30, 2021.  Please revise your subsequent event footnote beginning on page F-33 to similarly describe the nature of this event, including the estimated financial effect and a detailed understanding of the insurance available to mitigate your potential maximum loss associated with this apparent fraud.  Refer to ASC

        855-10-50-2 for guidance.

2.     As a related matter, please provide us with additional detailed background information describing this apparent fraud, including a timeline of the apparent fraud, and tell us how you determined that this apparent fraud activity was a Type II nonrecognized subsequent event and not a Type I recognized event as of March 31, 2021.  Refer to ASC 855-10-25 for guidance.

<u>Notes to Financial Statements</u>
<u>Note 17 Subsequent Event - Adjustment of Financial Statements, page F-33</u>

3.     We note your disclosure describing management's discovery of an error in the accrual of salaries and employee benefits for the fiscal years ended 2019, 2020, and 2021, which was identified subsequent to March 12, 2021.  We also note that your disclosure that management has adjusted the 2020 and 2019 financial statements for the under-accrual of salaries and employee benefits and the related income tax benefit and that you believe the error is expected to be material to the 2021 financial statements.  Please tell us, and revise your disclosure to clarify, whether you have similarly adjusted the financial statements for the quarter ended March 31, 2021.  If no adjustment was recorded, please explain and tell us how and when you plan to correct the portion of the error related to fiscal year 2021 along with the authoritative guidance relied upon in making this determination. Refer to ASC 855-10-25-1.

    You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters.  Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance